[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

December 16, 2013

BY HAND AND EDGAR

John Dana Brown Attorney-Advisor Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549

Re:	Intrawest Resorts Holdings, Inc.
Registration Statement on Form S-1
Filed November 12, 2013
File No. 333-192252

Dear Mr. Brown:

On behalf of Intrawest Resorts Holdings, Inc. (the “Company”), enclosed is a copy of an amendment (the “Amendment”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the initial filing of the Registration Statement with the Commission on November 12, 2013.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of November 26, 2013 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

John Dana Brown Securities and Exchange Commission December 16, 2013 Page 2

General

1.	We note your response to our prior comment 2 and reissue. Please disclose the names of the lead underwriters in your next amendment. We may defer further review of the filing until the lead underwriters are named.

The Company has revised the Registration Statement to name the representatives of the underwriters for the offering.

2.	Please eliminate graphics and accompanying language which appear to be intended for your customers, rather than investors.

The Company has revised the graphics and accompanying language. Specifically, the Company has removed the phrases “Setting the Stage for Amazing” and “One Visit is Never Quite Enough” as well as the sentence “Intrawest is one of North America’s premier mountain resort and adventure companies, delivering distinctive vacation and travel experiences to our guests for over three decades.” The Company respectfully submits that the remaining graphics and accompanying language reflect the character of the Company’s operations.

3.	Please explain to us the basis from referring to your customers as “guests.” We note that “customers” denotes persons who pay for goods or services.

The Company acknowledges the Staff’s comment and respectfully submits that it is common practice in the mountain resort and hospitality industries to refer to customers as “guests.” Specifically, the Company notes that the largest publicly traded mountain resort company, Vail Resorts, Inc., refers to its customers as “guests” in its public filings. The Company also notes that many hospitality companies refer to their customers as “guests” in their public filings, including Marriott International, Inc., Hilton Worldwide Holdings Inc., Starwood Hotel & Resorts Worldwide, Inc. and Wyndham Worldwide Corporation. Furthermore, the Company refers to its customers as “guests” in its day-to-day business.

4.	Please update the consent and financial statements in accordance with Article 3-12 of Regulation S-X.

The Company has updated the financial statements to comply with Article 3-12 of Regulation S-X. Updated consents from the Company’s auditors have been filed as exhibits to the Registration Statement.

John Dana Brown Securities and Exchange Commission December 16, 2013 Page 3

Prospectus Summary, page 1

5.	We note your response to our prior comment 9 and reissue in part. Please remove the word “iconic” on page 1 and throughout and please include a brief definition of what you mean by “substantial value.”

The Company has removed references to the above-referenced statements from the Registration Statement.

Overview, page 1

6.	We note your response to our prior comment 13 and reissue. In order to provide a more balanced presentation, please disclose your net losses for the most recently completed audited fiscal year and most recent interim stub and your current debt level.

In order to provide investors with a more balanced presentation of the Company’s financial position and results of operations, the Company has removed from the first paragraph of the “Summary” the Company’s revenues for fiscal 2013. The net loss attributable to the Company in fiscal 2013 was $295.6 million. Contributing to the net loss in fiscal 2013 was interest expense of $335.0 million, $236.6 million of which related to interest expense on notes payable to partners. In connection with the Restructuring that was consummated on December 9, 2013, the notes payable to partners and all accrued and unpaid interest thereon were exchanged for equity and cancelled or effectively modified to release the Company as an obligor with respect to such loans. As a result, in future periods, the Company will not accrue interest expense on the notes payable to partners. Accordingly, the Company respectfully submits that including the net loss for the most recently completed fiscal year and most recent interim stub period in the first paragraph of the “Summary” would be confusing to investors.

The Company has provided on pages 7 through 9 of the Registration Statement a description of the Restructuring and Refinancing transactions that closed on December 9, 2013. As part of this description, the Company has disclosed its indebtedness as of September 30, 2013 on an actual and on a pro forma basis for the Restructuring and Refinancing transactions.

7.	We note your response to our prior comment 14 and reissue. Please revise the second paragraph of this section to state that there is no guarantee that you will grow even if the specified favorable trends continue or include a cross-reference to such disclosure. Similarly, please revise the first complete paragraph on page 4 to state that there is no guarantee that development of your core entitled land will create substantial value or include a cross-reference to such disclosure.

The Company has revised page 1 of the Registration Statement to remove references to the Company’s belief that the Company will grow as favorable industry trends continue.

John Dana Brown Securities and Exchange Commission December 16, 2013 Page 4

The Company has also revised page 4 of the Registration Statement to include a cross-reference to risk factor disclosure in the Registration Statement relating to the Company’s ability to successfully consummate its real estate development strategy.

8.	We note your revised disclosure in the second paragraph of this section. Please disclose here that you have no material acquisitions planned at this time. In this regard, we note your response to our prior comment 17.

The Company has revised page 1 of the Registration Statement to disclose that no material acquisitions are probable at this time.

Blue Mountain Ski Resort, page 3

9.	Please include a brief description of Blue Mountain Ski Resort’s put option and a summary of the risk associated with the put option here. In this regard, we note your disclosure on page 22.

The Company has revised page 3 of the Registration Statement to provide a brief description of the shareholders’ agreement with Blue Mountain Resorts Holdings Inc., including the provisions in the shareholders’ agreement that provide Blue Mountain Holdings with a put option.

CMH, page 3

10.	We note your response to our prior comment 24. Please disclose here that there is no guarantee that the popularity of adventure travel will continue to rise or include a cross-reference to where such risk is addressed.

The Company has revised page 9 of the Registration Statement to include a summary of the applicable risk factor. The Company respectfully submits that such disclosure is not required in the context of the revised disclosure on page 4 of the Registration Statement.

Our Business, page 1

Steamboat Ski & Resort, page 2

11.	Please clarify what you mean by “high-end guest services and amenities” on page 2.

The Company has revised page 2 of the Registration Statement to clarify what is meant by “high-end guest services and amenities.”

John Dana Brown Securities and Exchange Commission December 16, 2013 Page 5

Our Strengths, page 5

12.	We note your response to our prior comment 15 and reissue. Please balance your statement regarding your management team’s “proven track record” and similar statements throughout by disclosing that you have had net losses for the three most recently completed years. In this regard, we note your response that you do not believe that the net losses experienced during the three most recently completed fiscal years represent the company’s performance. In addition, please remove the phrase “proven track record” here and throughout.

The Company has removed references to “proven track record” from the Registration Statement. With the additional revisions that the Company has made to the last paragraph beginning on page 5 of the Registration Statement, the Company respectfully submits that it is no longer necessary to disclose the net losses that the Company has recognized in the three most recently completed fiscal years in this paragraph .

13.	We note your response to our prior comment 25. Please disclose what you mean by “core” development parcels on page 4.

The Company has revised page 4 of the Registration Statement to include a description of what the Company means when it refers to its “core development parcels.”

14.	We note your response to our prior comment 27 and reissue. Please state here or on page 8 that fewer condominium owners have been using your rental management services.

The Company has revised page 9 of the Registration Statement to include a reference to the risks associated with fewer condominium owners using the Company’s rental management services in recent years.

Our Strengths, page 4

Iconic, Market Leading Mountain Resorts and America’s Premier Mountain Adventure Company, page 4

15.	We note your revised disclosure in this section. Please revise the first and third sentences of this section to state as beliefs.

The Company has revised the sentences to state them as beliefs.

Customer Base with Significant Discretionary Income, page 4

16.	We note your response to our prior comment 30 and reissue. Please provide the basis for your statement that the “affluent customer base is more resilient that the average consumer during an economic downturn” on page 4.

The Company has removed this sentence from the Registration Statement.

John Dana Brown Securities and Exchange Commission December 16, 2013 Page 6

17.	We note your response to our prior comment 31 and reissue. In this section, you state that your average revenue per visit in your mountain segment is $107 for fiscal year 2013 and that your average revenue per visit per CMH Guest Night is $1,700. Please provide context by disclosing that the revenue per visit in the mountain segment decreased in fiscal year 2013 and that, even though the revenue per night in the CHM segment increased in fiscal year 2013, the increase was not enough to offset the reduction in CMH guest nights as compared to fiscal year 2012. This information will help investors assess your belief that you will be able to increase revenues through pricing.

The Company has revised page 5 of the Registration Statement to remove statistics relating to average revenue per visit in the Company’s mountain segment and average revenue per CMH guest night.

18.	Please balance your statement that you “believe that [you] are well positioned to capitalize on increased demand for active, adventure oriented travel experiences” by disclosing that your CHM guest nights decreased in fiscal year 2013 as compared to fiscal year 2012 and that, even though your skier visits did increase in fiscal year 2013 as compared to fiscal year 2012, you have fewer skier visits in 2013 than in 2011.

The Company has removed this statement from the Registration Statement.

Recurring and Stable Revenue, page 4

19.	We note your response to our prior comment 34 and reissue. Please disclose here that there is no guarantee that the number of season passholders will remain constant or increase in future years here or include a cross-reference to such disclosure.

The Company has revised page 5 of the Registration Statement to state that there can be no assurance that the number of season pass holders will remain constant or increase in future years.

Seasoned and Experienced Management Team, page 5

20.	We note your response to our prior comment 35 and reissue. Please revise the first sentence to state as a belief. In addition, please remove the word “seasoned” management here and throughout.

The Company has revised the first sentence of this section to remove any statements that are not factual. The Company has also removed references to “seasoned management” from the Registration Statement.

21.	We note your response to our prior comment 37 and reissue. Please revise the third sentence in this section to state as a belief and balance this statement by disclosing the net losses that your company has experienced during each of the past three completed fiscal years.

The Company has revised the second sentence of this section to state as a belief. The Company directs the Staff’s attention to the Company’s response to Comment No. 12, above.

John Dana Brown Securities and Exchange Commission December 16, 2013 Page 7

Capitalize on “Home Team” Real Estate Advantage, page 5

22.	We note your response to our prior comment 44. While we note that you are able to develop the real estate at the resorts you own, please tell us how this truly is a “competitive advantage” given that many competitors also own their resorts and property and are thus in the same position.

The Company has revised page 7 of the Registration Statement to include additional disclosure to make clear that the competitive advantage that the Company is referring to relates to other developers at the Company’s resorts as opposed to other resort owners.

Transactions to Occur Prior to the Consummation of this Offering, page 6

23.	Please revise to disclose the number of shares the partners will receive as repayment of the notes.

The Company has revised page 7 of the Registration Statement to disclose the number of shares of the Company that were issued to the Initial Stockholder in the Restructuring.

24.	Please revise the chart on page 7 to disclose the percentage of ownership to be held by the partners.

The Company has revised the chart on page 8 of the Registration Statement to include a cross reference to the disclosure set forth under the “Principal and Selling Stockholders” section of the Registration Statement.

Risk Factors, page 8

25.	Please revise the first bullet on page 9 to clarify that Fortress, its affiliates, the Initial Stockholder, or any of their officers, directors or employees have no duty to offer you potential transactions or corporate opportunities of which they are aware.

The Company has revised page 10 of the Registration Statement to clarify that Fortress and its affiliates, including the Initial Stockholders, and any of their officers, directors or employees have no duty to offer the Company potential transactions or corporate opportunities of which they are aware.

John Dana Brown Securities and Exchange Commission December 16, 2013 Page 8

Risk Factors, page 15

Risks Related to Our Business, page 15

Our Industry is sensitive to weakness, page 15

26.	We note your revised disclosure in response to our prior comment 57 and reissue in part. Please disclose here that European guests have historically comprised more than 40% of your total CMH winter guests.

The Company has revised page 17 of the Registration Statement to disclose that European guests have historically comprised more than 40% of total CMH winter guests.

If we are unable to successfully remediate material weaknesses in our internal control, page 23

27.	Please disclose an estimate, if possible, of the significant costs you have and expect to incur in connection with your efforts to remediate the deficiencies identified in connection with the audit of the fiscal year 2013 consolidated statements of Cayman LP. In addition, please include a summary of this risk factor in your prospectus summary.

The Company is unable to estimate at this time the costs it anticipates incurring in connection with its efforts to remediate the deficiencies identified in connection with the audit of the fiscal 2013 consolidated financial statements of Cayman L.P. The Company has revised page 9 of the Registration Statement to include a summary of this risk factor.

Use of Proceeds, page 33

28.	We note your response to our prior comment 60. Please revise here and on page 14 to state that you have no specific plan for the proceeds. In addition please explain why you are unable to develop a specific plan.

The Company has revised pages 16 and 35 of the Registration Statement to state that the Company has no specific plans for the net proceeds to the Company from the offering. The Company intends to decide on the specific uses of the net proceeds as particular business needs and opportunities arise in the future. Accordingly, the Company respectfully submits that it cannot currently provide any meaningful disclosure regarding specific amounts of the net proceeds that it estimates will be used for any of the potential uses listed in the Registration Statement. The Company will revise the disclosure in the Registration Statement should more specific determinations be made with respect to the use of proceeds prior to the completion of the offering.

John Dana Brown Securities and Exchange Commission December 16, 2013 Page 9

29.	We note your response to our prior comment 60. Please disclose here, if true, that no material acquisitions are probable at this time.

The Company has revised page 35 of the Registration Statement to disclose that no material acquisitions are probable at this time.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 41

(g) Contributions and Offering Adjustments, page 46

30.	We note from “Use of Proceeds” that the proceeds from the offering will be used for working capital and other general corporate purposes. As such, the pro forma adjustment for the proceeds of this offering is not appropriate. Please remove the pro forma adjustment assuming proceeds of the offering, or tell us why you believe this adjustment is appropriate.

The Company has removed from the pro forma financial statements contained in the Registration Statement the adjustment for the proceeds of the offering.

Management’s Discussion and Analysis

Our Segments, page 49

31.	In response to our prior comment 63, we note you have removed the presentation of adjusted EBITDA, except where it is presented in connection with your discussion of segment operating results. However, we note that your discussion of segment operating results is presented before your discussion of consolidated operating results. In accordance with FR-72, the MD&A discussion should focus on an analysis of consolidated financial condition and operating performance. Therefore, please revise your presentation to first present your discussion of consolidated operating results, followed by your discussion of segment operating results.

The Company has revised the Registration Statement beginning on page 52 to include a presentation of its consolidated operating results for the prior three fiscal years as well as the most recent interim period. Within the Company’s discussion of its results of operations, the Company discusses its period-over-period consolidated operating results prior to any discussion of period-over-period segment operating results. For example, see pages 57 through 60 of the Registration Statement, where the Company’s discussion of consolidated operating results precedes the Company’s discussion of segment operating results.

John Dana Brown Securities and Exchange Commission December 16, 2013 Page 10

Business, page 71

Growth Strategies, page 73

Enhance Product Offerings, page 73

32.	We note your response to our prior comment 72 and reissue in part. Please disclose here the season pass and frequency product revenue for each of your last three fiscal years.

The Company has revised page 80 of the Registration Statement to delete references to its season pass and frequency product revenue.

Capitalize on “Home Team” Real Estate Advantage, page 74

33.	We note your response to our prior comment 73 and reissue. Please clarify that the additional units and beds at your resorts do not guarantee that you will increase visitor growth or profits. Alternatively, include a cross-reference to such disclosure.

The Company has revised page 81 of the Registration Statement to state that the Company cannot guarantee that incremental visitor growth will occur at its resorts.

Management, page 90

Executive Compensation, page 92

Fiscal 2013 Bonus Arrangements, page 93

34.	Please revise to disclose the material terms of each non-equity incentive plan award to a named executive officer during the last competed fiscal year, including a general description of the formula or criteria applied in determining the amounts payable and vesting schedule pursuant to Item 402(o)(5) of Regulation S-K.

The Company has revised page 100 of the Registration Statement to disclose such material terms.

Employment Arrangements, page 93

35.	We note your response to our prior comment 82 that you will file the employment arrangements with Messrs. Jensen and Goldstein in subsequent amendments. In addition, please file the separation arrangement with Mr. Lucas.

The Company has filed the separation agreement with Mr. Lucas as an exhibit to the Registration Statement.

John Dana Brown Securities and Exchange Commission December 16, 2013 Page 11

Principal and Selling Stockholder, page 95

36.	We note your response to our prior comment 84 that the Initial Stockholder is an affiliate of a broker dealer and your response to our prior comment 86 that you do not believe that the Initial Stockholder is a statutory underwriter. Please disclose in your Underwriting section that the Initial Stockholder purchased the securities in the ordinary course of business and, at the time of the purchase of the securities to be resold, the Initial Stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are unable to make these representations, the Initial Stockholder should be named as an underwriter in your Underwriting section. If you are able to make such representations, please also disclose that the Initial Stockholder may be deemed a statutory underwriter in your Underwriting section.

The Company has revised page 118 of the Registration Statement to include the above representations as well as a statement that the selling stockholder may be deemed a statutory underwriter.

Exhibit Index

37.	Please file all exhibits with all attached schedules and exhibits. For example we note that Exhibit 10.14 does not appear to include all attached exhibits.

The Company has re-filed Exhibit 10.14 to include all attached schedules and exhibits. The Company respectfully informs the Staff that the Company is in the process of preparing for filing the schedules and exhibits to the other exhibits to the Registration Statement. The Company will re-file exhibits to the Registration Statement with previously omitted schedules and exhibits in a pre-effective amendment to the Registration Statement.

Please telephone the undersigned at (212) 735-2918 if you have any questions or require any additional information.

Very truly yours,
/s/ Gregory A. Fernicola
Gregory A. Fernicola

cc:	Kristin Shifflett, Securities and Exchange Commission
Amy Geddes, Securities and Exchange Commission
Sonia Bednarowski, Securities and Exchange Commission
William Jensen, Chief Executive Officer, Intrawest Resorts Holdings, Inc.
Joshua B. Goldstein, Chief General Counsel, Intrawest Resorts Holdings, Inc.
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP